[Letterhead of Manhattan Pharmaceuticals, Inc.]

October 3, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler
   Assistant Director

Re:	Manhattan Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed on May 1, 2008
File No. 333-150580

Dear Mr. Riedler:

Accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, is a conformed copy of Amendment No. 1 ("Amendment No. 1") to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) of Manhattan Pharmaceuticals, Inc. (the “Company”). Amendment No. 1 is being filed in response to the Staff's letter of comment, dated June 9, 2008 (the “Comment Letter”).

A memorandum in response to the Comment Letter also accompanies this letter. Manually executed signature pages and consents have been executed prior to the time of this electronic filing of Amendment No. 1.

Very truly yours,

/s/ Michael McGuinness

Michael McGuinnesss
Chief Financial Officer

Enclosures

cc:	Jennifer Riegel
Michael Reedich
Anthony O. Pergola, Esq. - Lowenstein Sandler PC

Manhattan Pharmaceuticals, Inc.

Registration Statement on Form S-1

Memorandum in Response to SEC Letter of Comment, dated June 9, 2008

The following are responses to the Staff's letter of comment, dated June 9, 2008 (the “Comment Letter”), that have been authorized by Manhattan Pharmaceuticals, Inc. (the “Company”). To assist the Staff's review, the responses are numbered to correspond to the numbered paragraphs in the Staff's letter.

General

1.
It appears that you have not filed copies of all of the exhibits to the joint venture agreement. Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please amend your registration statement to provide a copy of the full and complete joint venture agreement, including any exhibits, schedules and appendices which are included in the agreement. We may have further comments upon reviewing the full and complete agreement.

The Company advises the Staff that (i) the Company has refiled as Exhibit 10.19 to the Registration Statement a full and complete copy of the Joint Venture Agreement (the "Joint Venture Agreement"), dated January 31, 2008, between Nordic Biotech Fund II K/S ("Nordic") and the Company; (ii) a full and complete copy of the Amendment to the Joint Venture Agreement, dated February 18, 2008, between Nordic and the Company was filed as Exhibit 10.20 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2008 and incorporated by reference as Exhibit 10.20 to the Registration Statement; and (iii) the Company has filed as Exhibit 10.21 to the Registration Statement a full and complete copy of the Omnibus Amendment to Joint Venture Agreement and Additional Agreements, dated June 9, 2008, among the Company, Hedrin Pharmaceuticals K/S ("Hedrin K/S"), Hedrin Pharmaceuticals General Partner ApS ("Hedrin GP") and Nordic. Please note that where appropriate in the Joint Venture Agreement that was refiled as Exhibit 10.19 to the Registration Statement, the Company has identified and incorporated by reference final versions of certain exhibits to the Joint Venture Agreement that have been filed, or otherwise incorporated by reference, as exhibits to the Registration Statement.

2.
In connection with the put right, please revise your registration statement throughout to register only the resale of up to 17,857,143 shares underlying the put of Nordic’s current investment in the joint venture which appears to be $2.5 million. Given the contingency regarding FDA approval occurring as to the second $2.5 million investment by Nordic in the joint venture, and that the put right as to those shares does not currently and may never actually exist, it is premature to register the resale of shares underlying that put right.

The Company has revised the Registration Statement to register the resale of shares of common stock, par value $.001 per share, of the Company (the "Common Stock") underlying the put, and not the call, of the current investment of Nordic in Hedrin K/S, as more particularly described herein.

As previously disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2008, the Company, Hedrin K/S, Hedrin GP and Nordic entered into an Omnibus Amendment to Joint Venture Agreement and Additional Agreements, dated June 9, 2008 (the "Amendment"), pursuant to which, among other things, the Joint Venture Agreement, dated January 31, 2008 as amended in February 2008, was further amended. The Amendment provides, among other things, for the separation of the final tranche of cash and equity, which was originally due under the joint venture agreement upon a specific milestone related to the designation of Hedrin as a medical device, into two separate installments. The first installment of $1,250,000 was paid in cash on or around June 30, 2008, and the second installment of $1,250,000 is payable in cash upon device classification by the U.S. Food & Drug Administration (“FDA”). If devise classification by the FDA is not received by June 30, 2009, then Nordic will not be obligated to make the second installment payment.

As of June 30, 3008, Nordic had invested in Hedrin K/S an aggregate amount of $3,750,000, and as a result, as of the date hereof, 26,785,714 shares of Common Stock are issuable upon exercise of Noric's right to put all or a portion of its equity interests in Hedrin K/S. Accordingly, the Company has revised the Registration Statement to register for resale 26,785,714 shares of Common Stock, which represents the number of shares underlying Nordic's right to put all or a portion of its equity interests in Hedrin K/S as of the date hereof.

3.
In connection with the call right, we note that Nordic has the right to refuse the call and pay a cash amount to you. Since the call right provides that Nordic has a decision to either pay cash or exchange its interest in the joint venture for shares of your common stock, it appears that the registration of the common shares underlying the call option is premature. Please amend your registration statement to remove these shares.

The Company has revised the Registration Statement to remove from registration the resale of all of the shares of Common Stock underlying the Company's right to call all or any portion of Nordic's equity interest in Hedrin K/S.